                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of December 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X   Form 40-F
                                   -----           -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes       No  X
                                    -----   -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                          (Registrant)


Date: December 13, 2006                 By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

(BANCOLOMBIA LOGO)                                        (CIB LISTED NYSE LOGO)

           UNCONSOLIDATED NET INCOME OF PS 43,849 MILLION IN NOVEMBER TOTALING PS 501,115 MILLION FOR THE FIRST ELEVEN MONTHS OF 2006 *

MEDELLIN, COLOMBIA, DECEMBER 13, 2006

BANCOLOMBIA reported unconsolidated net income of Ps 43,849 million during the past month of November, accumulating Ps 501,115 million for the first eleven months of 2006.

During November, total net interest income, including investment securities amounted to Ps 129,230 million. Additionally, total net fees and income from services totaled in the month Ps 50,633 million.

Total assets amounted to Ps 25.84 trillion in November 2006, total deposits totaled Ps 16.37 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps 3.29 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 2.57% as of November 30, 2006, and the level of allowance for past due loans was 135.33%.

In November, there were no provisions for income taxes, due to adjustments to the calculation of total income taxes for the fiscal year 2006.

On the other hand, the increase in bonus plan payment provisions is explained by the increased growth in the number of employees included in the bank's system of variable compensation, the purpose of which is to align the objectives of the bank's management with the shareholders' interests.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in November 2006 was as follows: 17.8% of total deposits, 20.6% of total net loans, 18.2% of total savings accounts, 20.7% of total checking accounts and 14.4% of total time deposits.

* This report corresponds to the unconsolidated interim financial statements of BANCOLOMBIA. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited.

CONTACTS
SERGIO RESTREPO       JAIME A. VELASQUEZ    MAURICIO BOTERO
EXECUTIVE VP          FINANCIAL VP          IR MANAGER
TEL.: (574) 5108668   TEL.: (574) 5108666   TEL.: (574) 5108866

(BANCOLOMBIA LOGO)                                        (CIB LISTED NYSE LOGO)

                                                                                              GROWTH
BANCOLOMBIA S.A.                                                                         ----------------
BALANCE SHEET                                                     AS OF                   MONTH    ANNUAL
(Ps Millions)                                       NOV-05       OCT-06       NOV-06        %         %
----------------                                  ----------   ----------   ----------   -------   ------
ASSETS
Cash and due from banks                            1,215,011    1,275,187    1,051,474    -17.54%  -13.46%
Overnight funds sold                                  41,322       20,315      231,186   1038.01%  459.47%
TOTAL CASH AND EQUIVALENTS                         1,256,333    1,295,502    1,282,660     -0.99%    2.10%
                                                  ----------   ----------   ----------   -------   ------
DEBT SECURITIES                                    6,722,466    4,481,634    4,226,693     -5.69%  -37.13%
Trading                                            4,186,203    2,025,601    1,989,971     -1.76%  -52.46%
Available for Sale                                 1,446,062    1,137,225    1,059,056     -6.87%  -26.76%
Held to Maturity                                   1,090,201    1,318,808    1,177,666    -10.70%    8.02%
EQUITY SECURITIES                                    931,500      896,455      895,807     -0.07%   -3.83%
Trading                                              121,014        2,852        2,466    -13.53%  -97.96%
Available for Sale                                   810,486      893,603      893,341     -0.03%   10.22%
Market value allowance                               -44,359      -39,548      -39,548      0.00%  -10.85%
NET INVESTMENT SECURITIES                          7,609,607    5,338,541    5,082,952     -4.79%  -33.20%
                                                  ----------   ----------   ----------   -------   ------
Commercial loans                                   9,451,869   13,094,632   13,421,696      2.50%   42.00%
Consumer loans                                     2,012,972    2,495,260    2,592,230      3.89%   28.78%
Small business loans                                 116,461       95,136       94,760     -0.40%  -18.63%
Mortgage loans                                     1,486,687    1,493,370    1,592,664      6.65%    7.13%
Allowance for loans and financial leases losses     -559,571     -602,379     -611,937      1.59%    9.36%
NET TOTAL LOANS AND FINANCIAL LEASES              12,508,418   16,576,019   17,089,413      3.10%   36.62%
                                                  ----------   ----------   ----------   -------   ------
Accrued interest receivable on loans                 162,938      187,158      198,639      6.13%   21.91%
Allowance for accrued interest losses                -10,160       -7,929       -8,145      2.72%  -19.83%
NET TOTAL INTEREST ACCRUED                           152,778      179,229      190,494      6.29%   24.69%
                                                  ----------   ----------   ----------   -------   ------
Customers' acceptances and derivatives               142,711      158,802      193,931     22.12%   35.89%
Net accounts receivable                              179,964      266,807      284,726      6.72%   58.21%
Net premises and equipment                           344,225      363,637      362,322     -0.36%    5.26%
Foreclosed assets                                     31,329       19,159       16,952    -11.52%  -45.89%
Prepaid expenses and deferred charges                 10,841       39,682       28,326    -28.62%  161.29%
Goodwill                                              52,847       44,773       42,468     -5.15%  -19.64%
Other                                                296,761      569,510      530,041     -6.93%   78.61%
Reappraisal of assets                                723,388      745,983      739,942     -0.81%    2.29%
                                                  ----------   ----------   ----------   -------   ------
TOTAL ASSETS                                      23,309,202   25,597,644   25,844,227      0.96%   10.88%
                                                  ==========   ==========   ==========   =======   ======
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                               2,975,346    3,426,173    3,781,653     10.38%   27.10%
Checking accounts                                  2,620,324    3,187,943    3,465,836      8.72%   32.27%
Other                                                355,022      238,230      315,817     32.57%  -11.04%
                                                  ----------   ----------   ----------   -------   ------
INTEREST BEARING                                  11,015,698   13,182,220   13,586,348      3.07%   23.34%
Checking accounts                                    185,656      288,333      309,010      7.17%   66.44%
Time deposits                                      3,000,195    3,929,486    3,590,911     -8.62%   19.69%
Savings deposits                                   7,829,847    8,964,401    9,686,427      8.05%   23.71%
                                                  ----------   ----------   ----------   -------   ------
TOTAL DEPOSITS                                    13,991,044   16,608,393   17,368,001      4.57%   24.14%
Overnight funds                                      649,841    1,765,456      752,069    -57.40%   15.73%
Bank acceptances outstanding                          61,362       80,522       98,948     22.88%   61.25%
Interbank borrowings                               1,710,635      938,620    1,083,073     15.39%  -36.69%
Borrowings from domestic development banks           865,345      768,553      723,525     -5.86%  -16.39%
Accounts payable                                     843,602      546,631    1,062,255     94.33%   25.92%
Accrued interest payable                             126,460      129,838      122,451     -5.69%   -3.17%
Other liabilities                                    256,821      269,557      203,437    -24.53%  -20.79%
Bonds                                              1,267,040      872,140      750,854    -13.91%  -40.74%
Accrued expenses                                     357,776      359,855      386,090      7.29%    7.91%
                                                  ----------   ----------   ----------   -------   ------
TOTAL LIABILITIES                                 20,129,926   22,339,565   22,550,703      0.95%   12.03%
                                                  ==========   ==========   ==========   =======   ======
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                       363,914      363,914      363,914      0.00%    0.00%
                                                  ----------   ----------   ----------   -------   ------
RETAINED EARNINGS                                  1,514,084    1,686,209    1,730,058      2.60%   14.26%
Appropiated                                          861,290    1,228,943    1,228,943      0.00%   42.69%
Unappropiated                                        652,794      457,266      501,115      9.59%  -23.24%
                                                  ----------   ----------   ----------   -------   ------
REAPPRAISAL AND OTHERS                             1,239,231    1,204,745    1,198,704     -0.50%   -3.27%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES      62,047        3,211          848    -73.59%  -98.63%
                                                  ----------   ----------   ----------   -------   ------
TOTAL SHAREHOLDER'S EQUITY                         3,179,276    3,258,079    3,293,524      1.09%    3.59%
                                                  ==========   ==========   ==========   =======   ======
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY        23,309,202   25,597,644   25,844,227      0.96%   10.88%
                                                  ==========   ==========   ==========   =======   ======

(BANCOLOMBIA LOGO)                                        (CIB LISTED NYSE LOGO)


BANCOLOMBIA S.A.                                              ACCUMULATED         GROWTH         MONTH          GROWTH
INCOME STATEMENT                                         ---------------------    ANNUAL   -----------------     MONTH
(Ps Millions)                                              NOV-05      NOV-06       %       OCT-06    NOV-06       %
----------------                                         ---------   ---------   -------   -------   -------   --------
INTEREST INCOME AND EXPENSES
Interest on loans                                        1,597,577   1,706,692      6.83%  174,654   174,536      -0.07%
Interest on investment securities                          622,397     134,867    -78.33%   32,747    21,532     -34.25%
Overnight funds                                             21,020      24,887     18.40%    2,334     2,396       2.66%
TOTAL INTEREST INCOME                                    2,240,994   1,866,446    -16.71%  209,735   198,464      -5.37%
                                                         ---------   ---------   -------   -------   -------   --------
Interest expense
Checking accounts                                            5,408       6,858     26.81%      552       554       0.36%
Time deposits                                              249,844     203,013    -18.74%   19,689    23,104      17.34%
Savings deposits                                           220,791     233,131      5.59%   23,429    25,985      10.91%
TOTAL INTEREST ON DEPOSITS                                 476,043     443,002     -6.94%   43,670    49,643      13.68%
                                                         ---------   ---------   -------   -------   -------   --------
Interbank borrowings                                        45,792      90,024     96.59%    6,451     3,329     -48.40%
Borrowings from domestic development banks                  66,818      51,146    -23.45%    4,454     4,171      -6.35%
Overnight funds                                             42,560      60,663     42.54%    7,999     6,618     -17.26%
Bonds                                                      104,498      70,933    -32.12%    5,962     5,473      -8.20%
TOTAL INTEREST EXPENSE                                     735,711     715,768     -2.71%   68,536    69,234       1.02%
                                                         ---------   ---------   -------   -------   -------   --------
NET INTEREST INCOME                                      1,505,283   1,150,678    -23.56%  141,199   129,230      -8.48%
Provision for loan and accrued interest losses, net       (138,853)   (175,590)    26.46%  (26,933)   (6,944)    -74.22%
Recovery of charged-off loans                               67,199      59,830    -10.97%    5,132     8,670      68.94%
Provision for foreclosed assets and other assets           (74,687)    (36,539)   -51.08%   (5,096)  (11,619)    128.00%
Recovery of provisions for foreclosed assets and other
   assets                                                   35,130      68,515     95.03%    2,960     4,489      51.66%
                                                         ---------   ---------   -------   -------   -------   --------
TOTAL NET PROVISIONS                                      (111,211)    (83,784)   -24.66%  (23,937)   (5,404)    -77.42%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
   AND ACCRUED INTEREST LOSSES                           1,394,072   1,066,894    -23.47%  117,262   123,826       5.60%
                                                         ---------   ---------   -------   -------   -------   --------
Commissions from banking services and other services        56,209      73,441     30.66%    7,169     6,262     -12.65%
Electronic services and ATM's fees, net                     92,405      77,778    -15.83%    7,185     5,754     -19.92%
Branch network services, net                                44,080      53,219     20.73%    4,860     8,063      65.91%
Collections and payments fees, net                          51,217      66,201     29.26%    6,609     8,026      21.44%
Credit card merchant fees, net                               8,821       7,173    -18.68%      648       531     -18.06%
Credit and debit card fees, net                            187,457     222,473     18.68%   21,180    21,109      -0.34%
Checking fees, net                                          49,844      54,347      9.03%    4,706     5,130       9.01%
Check remittance, net                                        9,557      10,203      6.76%    1,011       855     -15.43%
International operations, net                               21,284      25,514     19.87%    2,646     2,385      -9.86%
TOTAL FEES AND OTHER SERVICE INCOME                        520,874     590,349     13.34%   56,014    58,115       3.75%
                                                         ---------   ---------   -------   -------   -------   --------
Other fees and service expenses                            (44,701)    (70,023)    56.65%   (6,999)   (7,482)      6.90%
TOTAL FEES AND INCOME FROM SERVICES, NET                   476,173     520,326      9.27%   49,015    50,633       3.30%
                                                         ---------   ---------   -------   -------   -------   --------
OTHER OPERATING INCOME
Net foreign exchange gains                                 (59,744)     85,857   -243.71%  (23,114)    5,931    -125.66%
Forward contracts in foreign currency                      135,543      19,269    -85.78%   34,640    10,996     -68.26%
Gains on sales of investments on equity securities           7,859      67,321    756.61%   24,193        --    -100.00%
Gains on sale of mortgage loan                                          11,651      0.00%   11,651        --    -100.00%
Dividend income                                            100,066     128,188     28.10%       31      (414)  -1435.48%
Communication, rent payments and others                      1,526       1,450     -4.98%      146       115     -21.23%
TOTAL OTHER OPERATING INCOME                               185,250     313,736     69.36%   47,547    16,628     -65.03%
                                                         ---------   ---------   -------   -------   -------   --------
TOTAL INCOME                                             2,055,495   1,900,956     -7.52%  213,824   191,087     -10.63%
OPERATING EXPENSES
Salaries and employee benefits                             466,749     501,989      7.55%   47,219    50,199       6.31%
Bonus plan payments                                         16,983      26,973     58.82%    2,959    11,938     303.45%
Compensation                                                 7,031       3,658    -47.97%      433       542      25.17%
Administrative and other expenses                          582,645     596,514      2.38%   61,041    61,449       0.67%
Deposit security, net                                       44,248      53,218     20.27%    6,346     5,234     -17.52%
Donation expenses                                              435       1,511    247.36%       27     1,328    4818.52%
Depreciation                                                60,307      70,458     16.83%    6,642     7,558      13.79%
TOTAL OPERATING EXPENSES                                 1,178,398   1,254,321      6.44%  124,667   138,248      10.89%
                                                         ---------   ---------   -------   -------   -------   --------
NET OPERATING INCOME                                       877,097     646,635    -26.28%   89,157    52,839     -40.73%
Merger expenses                                             35,854      34,890     -2.69%    5,412     3,175     -41.33%
Goodwill amortization                                       20,761      23,510     13.24%    2,305     2,305       0.00%
NON-OPERATING INCOME (EXPENSE)
Other income                                                38,306     139,702    264.70%    4,225     1,611     -61.87%
Other expense                                              (64,950)   (120,983)    86.27%   (5,245)   (5,124)     -2.31%
TOTAL NON-OPERATING INCOME                                 (26,644)     18,719   -170.26%   (1,020)   (3,513)    244.41%
INCOME BEFORE INCOME TAXES                                 793,838     606,954    -23.54%   80,420    43,846     -45.48%
Income tax expense                                        (141,044)   (105,839)   -24.96%  (17,040)        3    -100.02%
                                                         ---------   ---------   -------   -------   -------   --------
NET INCOME                                                 652,794     501,115    -23.24%   63,380    43,849     -30.82%
                                                         =========   =========   =======   =======   =======   ========